Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Pricing of $6.0 Million Public Offering

Ottawa, Canada, August 3, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has priced its underwritten public offering of common shares and warrants. The gross proceeds to DragonWave from this offering are expected to be US$6.0 million not including any future proceeds from the exercise of the warrants.

DragonWave announced that it has agreed to sell US$6.0 million in the aggregate of Class A Units and Class B Units, in any combination.  DragonWave may sell up to 1,791,044 Class A Units, with each Class A Unit consisting of one common share, one five-year warrant (the “Long-Term Warrant”) to purchase one common share and two six-month warrants (the “Short-Term Warrant”) each to purchase one common share at a public offering price of US$3.35 per Class A Unit. As a component of the offering and in lieu of Class A Units that include common shares, DragonWave may also sell, to investors whose purchase of Class A Units would result in their exceeding the 9.99% beneficial ownership limitation described in the preliminary prospectus filed with the SEC, up to 1,791,044 Class B Units, with each Class B Unit consisting of a pre-funded warrant (the “Pre-Funded Warrant”) to purchase one common share, one Long-Term Warrant and two Short-Term Warrants at a public offering price of US$3.34 per Class B Unit.

The Long-Term Warrants will have an exercise price of US$4.37 per share, be exercisable from the date of original issuance and will expire on the date five years following the date of original issuance. The Short-Term Warrants will have an exercise price of US$4.00 per share, be exercisable beginning on the date of original issuance and will expire on the date six-months following the date of original issuance. The common shares and the warrants will be immediately separable and will be issued separately. The Pre-Funded Warrants will be exercisable from the date of original issuance with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of US$0.01 per share.

Concurrent with the underwritten offering in the United States, DragonWave expects to sell an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of US$211,050.

DragonWave currently intends to use the net proceeds from the offering, excluding any future proceeds from the exercise of the warrants, general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

In connection with the U.S. public offering, Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, is acting as sole book-running manager.

The offering of common shares and warrants was made pursuant to an effective registration statement on Form F-1 filed with the Securities and Exchange Commission (SEC) and declared effective on August 2, 2016, and is expected to close on or about August 8, 2016, subject to customary closing conditions. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

The offering is being made only by means of a prospectus. A preliminary prospectus describing the terms of the offering has been filed with the SEC and a final prospectus will be filed with the SEC. Copies of the final prospectus relating to the securities being offered may also be obtained, when available, from

Rodman & Renshaw via email at placements@hcwco.com. Electronic copies of the final prospectus will also be available on the SEC’s website at http://www.sec.gov.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to a variety of matters, including, without limitation, statements regarding the completion, timing and size of the proposed public offering, DragonWave’s anticipated proceeds from the offering and its use of those proceeds and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of DragonWave and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and DragonWave undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Although DragonWave believes that the expectations reflected in these forward-looking statements are reasonable, these statements involve many risks and uncertainties that may cause actual results to differ materially from what may be expressed or implied in these forward-looking statements. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of DragonWave in general, see the risk disclosures in the Form 20-F of DragonWave for the year ended February 29, 2016 and in subsequent filings made with the SEC by DragonWave.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Peter Allen
Marketing Communications	Interprose Public Relations	President & CEO
DragonWave Inc.	(for DragonWave) Becky.Obbema@interprosepr.com	DragonWave Inc.
nkittle@dragonwaveinc.com	Tel: (408) 778-2024	Investor@dragonwaveinc.com
Tel: 613-599-9991 ext. 2262	Tel: 613-599-9991 ext. 2222